SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2008
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☑ Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 6, 2008	EKSPORTFINANS ASA
	By:	/s/ GISELE MARCHAND
		Name:	Gisele Marchand
		Title:	President and Chief Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated May 6, 2008.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771, and Registration Statement No.333-140456.

Exhibit Index is on page 3

Turbulent capital markets – an update
As discussed in Eksportfinans’ fourth quarter report for 2007, the international capital markets have been volatile since late summer 2007. The problems arose in the aftermath of the crisis in the U.S. subprime mortgage market. The risk associated with these loans was divided among a large number of financial institutions through different financial instruments. As debtors experienced difficulties in servicing the loans, the fear of losses spread along with uncertainty in the market as to which financial institutions had such risk in their portfolio. As a consequence, many banks became reluctant to fund other banks, which ultimately contributed to a severe decline in the prices of securities.
Consequences for Eksportfinans
International capital markets have continued to be volatile in the first quarter of 2008, and credit spreads have continued to widen. This has affected Eksportfinans through unrealized losses in the company’s liquidity portfolio. This occurred despite the historically limited risk of default in the kinds of securities in which Eksportfinans invests.
At March 31, 2008, the liquidity portfolio consisted of 60.6 percent senior bonds from banks, and 39.4 percent Asset Backed Securities (ABS). The ABS portfolio has a triple A rating, with the exception of one investment rated AA2. The majority of the ABS portfolio comprised residential mortgage backed securities. The remaining part of the ABS portfolio is divided as illustrated in the graphs below, which show the type of investment and geographic distribution. The average maturity in Eksportfinans’ liquidity portfolio at March 31, 2008 was 3.3 years.
In Eksportfinans’ financial statements, changes in fair values on bonds are recorded in the periods in which they occur. The unrealized losses in Eksportfinans’ liquidity portfolio increased further by NOK 1.2 billion during the first quarter of 2008, representing 1.8 percent of the total liquidity portfolio at March 31, 2008. From March 1, 2008 the unrealized losses were mitigated through a Portfolio Hedge Agreement (see below). For March 2008 seen in isolation, the unrealized losses that were mitigated were NOK 0.7 billion, giving a net negative effect on results in the first quarter of 2008 of NOK 0.5 billion. Eksportfinans does not expect defaults on the securities it owns and expects these bonds to be repaid at par. Eksportfinans also expects to be able to hold these bonds to maturity. The securities are likely to generate unrealized gains as they approach their date of maturity. These unrealized gains offset payments for the Portfolio Hedge Agreement.
Mitigating solutions
As announced in the press release dated February 15, 2008 the Board of Directors initiated various processes intended to ensure a sound capital base and limit the unrealized losses in securities acquired for liquidity purposes. These are being done to strengthen the financial performance of the Eksportfinans Group. These initiatives were based on the aim to maintain high credit ratings and a core capital adequacy of around 8 percent. The three main agreements which have been implemented will be described in further detail below.
Increase of capital
In a General Meeting on March 13, 2008, a capital increase of NOK 1.2 billion was unanimously passed by Eksportfinans’ owners. The additional share capital was paid in in March, 2008. The capital increase was initiated in December 2007, and announced to the market on January 18, 2008.
Portfolio Hedge Agreement
On March 13, 2008 Eksportfinans’ major private shareholders DnB NOR Bank ASA, Nordea Bank AB and Danske Bank A/S signed an agreement with Eksportfinans whereby the banks undertook to hedge against further market value decline after February 29, 2008 in Eksportfinans’ securities’ portfolio. The remaining shareholders were invited to participate in the Portfolio Hedge Agreement. As of April 1, 2008, private shareholders representing a total of 84.5 percent of the share capital had joined the agreement. The Portfolio Hedge Agreement was unanimously approved by the General Meeting on April 3, 2008, in accordance with Section 3 – 8 of the Public Limited Liability Company’s Act. The Norwegian Government which holds a 15 percent ownership in Eksportfinans has also been invited to join the Portfolio Hedge Agreement. The participation of the Government would have to be submitted to and resolved by the Norwegian Parliament. If the Government should decide not to participate in the Portfolio Hedge Agreement, a commission of NOK 135 million will be payable by Eksportfinans to the other participants under the Agreement on July 1, 2008, but the aggregate commitments by the other participants will remain NOK 5 billion.
First quarter report 2007 6

Technical outline of the Portfolio Hedge Agreement
The Agreement is designed to ensure that further decreases in the value of the securities portfolio from its value at February 29, 2008, up to NOK 5 billion will be mitigated by an increase of the value of the Agreement. According to IFRS, the Portfolio Hedge Agreement is a derivative that is measured at fair value.
Pursuant to the Portfolio Hedge Agreement, all of the securities in the portfolio held as of February 29, 2008 (the Portfolio) were marked to the market. The difference between the mark to market value and the nominal value of the securities was calculated. The Portfolio will be valued annually on the same date. The first valuation date is February 28, 2011. On each annual valuation date, the Portfolio will be marked to market. If the market value of on an annual valuation date is less than the value of the immediately preceding valuation date, then the shareholders participating in the Portfolio Hedge Agreement will pay to Eksportfinans an amount equal to the difference. If the market value is higher than the market value on the immediately preceding valuation date, Eksportfinans will pay the difference to the participating shareholders.
The total commitment payable to Eksportfinans by the shareholders under the agreement is NOK 5 billion. Any payment made by the participating shareholders under the agreement will be deducted from the committed amount. Any amount paid by Eksportfinans will have no effect on the total committed amount.
The final valuation date is the date being the earlier of either the last maturity date of the securities in the Portfolio or the date on which all securities have been either redeemed, repaid or disposed of or where a loss has been declared following the issuer’s insolvency.
Committed credit line facility
Eksportfinans’ major owner banks DnB NOR Bank ASA, Nordea Bank AB and Danske Bank A/S has extended a committed repo facility of USD 4 billion to provide sufficient liquidity buffers for the Group. The facility has a 12 months maturity with the possibility of extension. Eksportfinans has not yet utilized this repo facility.
Asset Backed Securities (ABS) are securities that are based on pools of assets such as mortgage loans or student loans, or collateralized cash flows from a specified pool of underlying assets. The issuer is usually a special purpose vehicle that has purchased the underlying assets from an originator of the assets. In most cases, the ABS transactions are divided into tranches of varying seniority. Eksportfinans has ABS investments with an average AAA rating, the highest rating
First quarter report 2007 7

First quarter report 2007 8

Financial highlights

(NOK million)	Group 1st quarter 2008	1st quarter 2007	The year 2007	The year 2006	NGAAP* 2005
Net interest income	140	127	561	459	356
Profit for the period	(192)	67	(149)	159	128
Return on equity 1)	(24.3%)	9.1 %	(5.44%)	5.3 %	5.0 %
Return on assets 2)	0.26 %	0.29 %	0.29 %	0.29 %	0.29 %
Net operating expenses/average assets 3)	0.08 %	0.11 %	0.09 %	0.11 %	0.15 %
Profit for the period (excluding unrealized gains/(losses) on financial instruments at fair value 5)	42	61	294	243	
Return on equity (excluding unrealized gains/(losses) on financial instruments at fair value) after taxes	4.8%	9.2%	10.6%	9.3%	
Total assets	218.908	177.951	218.720	172.365	135.935
Total loans outstanding 4)	126.399	102.685	124.689	99.059	81.385
New loans disbursed	5.990	6.711	39.183	35.877	22.449
New bond debt issued	15.071	21.853	80.681	56.530	45.087
Public sector borrowers/guarantors	57.3 %	61.4 %	56.8 %	60.8 %	70.9 %
Capital adequacy **)	10.9 %	12.6 %	9.6 %	12.2 %	13.1 %
Exchange rate NOK/USD	5.0917	6.0963	5.4110	6.2551	6.7687

*) NGAAP represents figures that have been prepared on the basis of accounting principles used by the Eksportfinans group up until December 31, 2006
**) Capital adequacy for 2006 and is not adjusted to reflect IFRS

Definitions of Financial Highlights

1. Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.
2. Return on assets: Net interest income including provisions/average assets.
3. Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation - other income)/average assets.
4. Total loans outstanding: Consists of Loans and receivables due from customers and part of Loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 5, 6 and 7 to the accompanying financial statements.

5. Profit for the period excluding unrealized gains/(losses) on financial instruments

(NOK millions)	1st quarter 2008	1st quarter 2007
Profit/(loss) for the period	**(192)**	**67**
Excluding net unrealized gains/(losses) on trading portfolio (see note 2 to the accompanying financial statements)	(706)	3
Excluding net unrealized gains/(losses) on other financial instruments at fair value (see note 3 to the accompanying financial statements)	381	5
Tax-effect on excluded items (28%)	91	(2)
Profit for the period excluding unrealized gains/(losses) on financial instruments	**42**	**61**

First quarter report 2007 9

Highlights
Total outstanding loans from the Eksportfinans Group was NOK 126.4 billion at March 31, 2008, compared to NOK 102.7 billion at the same time in 2007. New lending from the Group in the first quarter of 2008 was NOK 6.0 billion, compared to NOK 6.7 billion in the equivalent period in 2007.
The Norwegian maritime industry and the oil and gas sector were still experiencing a high level of activity through the first quarter of 2008, and new disbursements of export related financing from Eksportfinans were 32.4 percent higher than in the first quarter 2007. From December 31, 2007 to March 31, 2008 the total export lending balance increased by 0.5 percent.
Total lending from Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS was NOK 69.7 billion at the end of the first quarter of 2008, compared to NOK 60.2 at the end of the first quarter 2007.
Net interest income in the first quarter of 2008 was NOK 140 million. This was NOK 13 million higher than in the equivalent period in 2007. The increase was mainly due to a higher volume of outstanding lending, as well as higher interest rates in Norwegian kroner.
Group net loss in the first quarter of 2008 was NOK 192 million, which was NOK 259 million lower than the Group profit in the corresponding period in 2007. Group net profit without unrealized gains and losses was NOK 42 million in the first quarter of 2008, compared to NOK 61 million in the equivalent period in 2007.
Total assets amounted to NOK 218.9 billion at March 31, 2008, compared to NOK 218.7 billion at year end 2007 and NOK 178.0 billion at March 31, 2007. The growth in assets since year-end 2007 was due to increased lending.
Due to the current situation in the international capital markets, Group financials in the first quarter of 2008 were influenced by unrealized losses in securities acquired for liquidity purposes. As described in the press release from Eksportfinans ASA dated February 18, 2008, the Board of Directors has focused on finding solutions to strengthen the liquidity and results of the Group. These were aimed at maintaining high credit ratings and a core capital adequacy of around 8 percent. Accordingly, the mitigating actions described in the article on pages 3 and 4 have been enforced.
Export lending
The volume of outstanding export related lending was NOK 56.6 billion at March 31, 2008, compared to NOK 42.4 billion at March 31, 2007. New disbursements of export related lending were NOK 3.1 billion in the first quarter of 2008, compared to NOK 2.3 billion during the same period in 2007. New loan disbursements will fluctuate due to the impact of disbursements of single, large lending transactions.
New financing of Norwegian export contracts was NOK 2.5 billion during the first quarter of 2008, of which NOK 1.6 billion was financing under the Government supported export financing scheme. In the same period in 2007, the figures were NOK 1.2 billion and NOK 729 million respectively. The major sectors for financing of capital goods are supplies to the shipping industry and the oil and gas sector.
New financing offers from Eksportfinans amounting to approximately NOK 3.2 billion were accepted during the first quarter of 2008. This brought the volume of the order book to approximately NOK 38 billion at March 31, 2008, compared to NOK 31 billion at March 31, 2007. The actual volume of the order book that will materialize as disbursements in the coming years will depend on the development of the interest rate levels for the most relevant currencies Norwegian kroner, Euro and U.S. dollars. This is due to a substantial portion of the order book having a locked-in fixed rate of interest — the OECD Commercial Interest Reference Rate (CIRR). The CIRR will become more advantageous to the borrowers if the market interest rates for the currency in question increase, which has been the case for Norwegian kroner. On the other hand, the interest rates for U.S. dollars have decreased during the first quarter of 2008.
Local government lending
Total outstanding loans from Kommunekreditt Norge AS at March 31, 2008 amounted to NOK 69.7 billion, which was an increase of 16 percent compared to March 31, 2007, a 2 percent increase percent compared to December 31, 2007. Kommunekreditt disbursed NOK 2.9 billion in new loans in the first three months of 2008. The corresponding amount in the same period in 2007 was NOK 4.4 billion. The decrease was due to an optimalization of Group total assets.
Refinancing by Kommunekreditt of public sector loans from banks increased over the past year. As a consequence, the outstanding balance of loans from Kommunekreditt to financial institutions amounted to NOK 4.7 billion at March 31, 2008, compared to NOK 3.2 billion at March 31, 2007.
First quarter report 2007 10

Funding

New funding in the first quarter of 2008 amounted to NOK 15.1 billion through 215 individual trades, compared with NOK 21.8 billion and 197 trades for the same period in 2007.
In the first quarter of 2008, Eksportfinans issued a benchmark funding transaction of CHF 150 million targeted at Swiss investors. The maturity for the transaction was eight years.

eFunding, the proprietary web-based platform for issuing of Medium Term Notes, was adopted by three new arranger banks in the first quarter of 2008, and is now used by 32 arranger banks. eFunding has generated around 22,500 individual price quotes since its release, of which about half were calculated outside of Eksportfinans' working hours. Due to a market shift towards Equity-linked note structures not supported by eFunding, the percentage of all activities under Eksportfinans' Euro Medium Term Note Program conducted online via the eFunding platform ended around 25 percent in the first quarter of 2008, compared to 40 percent in the first quarter of 2007.

Results

Net interest income was NOK 140 million in the first three months of 2007. This was NOK 13 million higher than in the corresponding period in 2007. The increase was mainly due to a higher volume of outstanding lending, as well as higher interest rates in Norwegian kroner. The return on assets was 0.26 percent in the first quarter or 2008, which was 0.03 percentage points lower than in the corresponding period in 2007. This reduction was mainly due to the high and volatile bid/offer spreads on short-term hedging derivatives.

The situation in the international capital markets led to a decline in the fair value on bonds also in the first quarter of 2008, resulting in unrealized losses. However, the Portfolio Hedge Agreement resulted in an increase in fair value corresponding to the decrease in the bonds from February 29, 2008.

The decline in fair values on bonds in the first quarter of 2008 led to a negative net other operating income of NOK 362 million for the period. In the corresponding period in 2007 net other operating income was NOK 15 million. Unrealized losses due to the decline in the fair values on bonds are included in line items Net gains/(losses) on trading portfolio and foreign currencies and Net gains/(losses) on other financial instruments at fair value in the table below.

Changes in net other operating income

(NOK millions)	1st quarter 2008	1st quarter 2007	Change
Commissions and income related to banking services	1	1	0
Commissions and expenses related to banking services	35	2	33
Net gains/(losses) on trading portfolio and foreign currencies	(711)	1	(712)
Net gains/(losses) on other financial instruments at fair value	381	12	369
Other income	2	3	(1)
Net other operating income	(362)	15	(377)

Commissions and expenses related to banking services was NOK 33 million higher in the first quarter 2008 than in the corresponding period in 2007 due to one-off expenses related to the Portfolio Hedge Agreement.

The line item Net gains/(losses) on other financial instruments at fair value includes a gross unrealized loss on bonds of NOK 495 million, see note 3 to the accompanying financial statements for the breakdown of this line item. Also, certain one-off expenses related to the Portfolio Hedge Agreement were included in this line item. Total costs for the Portfolio Hedge Agreement in the first quarter of 2008 were NOK 47 million. Going forward, Eksportfinans will pay a fee of NOK 5 million on a monthly basis from July 2008. The securities covered by the Portfolio Hedge Agreement are likely to generate unrealized gains as they approach maturity, which will require payments under the Portfolio Hedge Agreement in the future.

Total operating expenses amounted to NOK 44 million in the first three months of 2008, down NOK 5 million from the corresponding period in 2007.

The key ratio Net operating expenses in relation to average assets was 0.08 percent in the first three months of 2008, compared to 0.11 percent for the corresponding period in 2007. The change was due to minor accrual effects.

Due to the negative net operating income resulting from the circumstances in the international capital markets discussed above, the Group experienced a loss of NOK 192 million for the first three months in 2008, compared to a profit of NOK 67 million in the

First quarter report 2007 11

corresponding period in 2007. Return on equity was negative 24.3 percent in the first three months of 2008, down from positive 9.1 percent in the corresponding period in 2007.
Profit excluding unrealized gains and losses on financial instruments (see table in footnote under financial highlights), amounted to NOK 42 million at March 31, 2008. This was a decrease of 31 percent from the corresponding period in 2007. Excluding one-off costs related to the Portfolio Hedge Agreement, there was an increase of 25 percent.
The Portfolio Hedge Agreement is designed to ensure that any further decreases in the value of the securities portfolio from its value at February 29, 2008, up to NOK 5 billion will be mitigated by an increase in the value of the Agreement. According to IFRS, the Portfolio Hedge Agreement is a derivative that is measured at fair value. In March the Portfolio Hedge Agreement effectively mitigated the increase in unrealized losses on the liquidity portfolio that occurred in March and resulted in a profit for the month of March. Going forward Eksportfinans still will have some volatility in profits due to changes in fair values on lending, funding and hedging derivatives that are not included in the Portfolio Hedge Agreement. In addition, embedded hedging inefficiency regarding the Portfolio Hedge Agreement may create volatility. Unrealized gains and losses due to creditspread changes on funding do not affect the capital adequacy ratio.
The Balance Sheet
Total assets amounted to NOK 218.9 billion at March 31, 2008, compared to NOK 218.7 billion at year end 2007 and NOK 178.0 billion at March 31, 2007. The growth in assets since March 31, 2007 was mainly due to increased lending. Since year end 2007 there has been an increase in outstanding lending, while securities and financial derivatives have decreased.
Liquidity placed in commercial paper and bonds amounted to NOK 68.4 billion at March 31, 2008. The corresponding volume at the end of 2007 was NOK 80.1 billion.
Debts incurred by issuing commercial paper and bonds came to NOK 202.2 billion at March 31, 2008. The corresponding figure at year-end 2007 was NOK 206.3 billion.
The capital adequacy ratio for the Group was 10.9 percent at March 31, 2008, compared with 12.6 percent at March, 31 2007 and 9.6 percent at the end of 2007. The increase compared to year end 2007 was due to increased core capital as a result of the issuance of NOK 1.2 billion in new equity from the owners.
Oslo, May 6, 2008
EKSPORTFINANS ASA The Board of Directors
First quarter report 12

Income statement

Parent company				Group		
First quarter		The year		First quarter		The year
2008	2007	2007	(NOK million)	2008	2007	2007
2.764	1.769	8.800	Interest and related income	2.796	1.801	8.927
2.656	1.674	8.366	Interest and related expenses	2.656	1.674	8.366
108	**95**	**434**	**NET INTEREST INCOME**	**140**	**127**	**561**
-	-	64	Income on investments in group companies	-	-	-
1	1	4	Commissions and income related to banking services	1	1	4
35	2	7	Commissions and expenses related to banking services	35	2	8
(711)	1	(588)	Net gains/(losses) on trading portfolio and foreign currencies	(711)	1	(588)
389	1	(84)	Net gains/(losses) on other financial instruments at fair value	381	12	-
5	6	19	Other income	2	3	7
(351)	**7**	**(592)**	**NET OTHER OPERATING INCOME**	**(362)**	**15**	**(585)**
(243)	**102**	**(158)**	**TOTAL NET INCOME**	**(222)**	**142**	**(24)**
32	35	129	Salaries and other administrative expenses	37	42	152
5	5	22	Depreciation	5	5	22
2	2	11	Other expenses	2	2	12
39	**42**	**162**	**TOTAL OPERATING EXPENSES**	**44**	**49**	**186**
0	0	0	Impairment charges on loans	0	0	0
(282)	**60**	**(320)**	**PRE-TAX OPERATING PROFIT/(LOSS)**	**(266)**	**93**	**(210)**
(79)	17	(110)	Taxes	(74)	26	(61)
(203)	**43**	**(210)**	**PROFIT/(LOSS) FOR THE PERIOD**	**(192)**	**67**	**(149)**

First quarter report 2007 13

Balance sheet
| | | | | | { Parent company } { Group } —— — 31.03.2008 31/03/2007 31/12/2007 (NOK million) 31.03.2008 31/03/2007 31/12/2007
| | | | | |
—
96,021 79,917 90,338 Loans and receivables due from credit institutions 31,465 23,165 27,334 35,747 23,643 34,808 Loans and receivables due from customers 101,254 81,216 98,777 68,394 65,571 80,133 Securities 68,394 65,571 80,133 12,198 7,331 9,744 Financial derivatives 12,198 7,331 9,744 518 518 518 Investments in group companies — — - 212 0 124 Deferred tax asset 170 0 79 25 24 27 Intangible assets 25 24 27 219 221 220 Fixed assets and investment property 220 222 222 5,245 420 2,468 Other assets 5,182 422 2,404
—
218,579 177,645 218,380 TOTAL ASSETS 218,908 177,951 218,720
—
39 46 324 Deposits by credit institutions 39 46 324 202,186 166,152 206,315 Borrowings through the issue of securities 202,186 166,152 206,315 9,861 5,100 6,934 Financial derivatives 9,855 5,096 6,935 66 76 96 Taxes payable 89 95 122 0 80 0 Deferred tax liabilities 0 105 0 1,216 1,390 349 Other liabilities 1,216 1,391 360 62 52 59 Accrued expenses and provisions 66 56 64 1,317 1,563 1,379 Subordinated debt 1,317 1,563 1,379 482 569 559 Capital contribution securities 482 569 559
—
215,229 175,028 216,015 Total liabilities 215,250 175,073 216,058
2,771 1,594 1,594 Share capital 2,771 1,594 1,594
173 162 162 Share premium reserve 173 162 162
137 214 137 Reserve for unrealized gains — — -
472 604 472 Other equity 906 1,055 906
(203) 43 — Profit/(loss) for the period (192) 67 -
—
3,350 2,617 2,365 Total shareholders equity 3,658 2,878 2,662
218,579 177,645 218,380 TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY 218,908 177,951 218,720
—

Statement of changes in equity

	Parent company				
(NOK million)	Share capital*	Share premium reserve*	Reserve unrealised gains*	Other equity	Total equity
EQUITY AS AT JANUARY 1, 2007	1.594	162	214	605	2.575
Profit for the period	0	0	0	43	43
EQUITY AS AT MARCH 31, 2007	**1.594**	**1 62**	**21 4**	**64 7**	**2.617**
EQUITY AS AT JANUARY 1, 2008	1.594	162	137	472	2.365
Issuance of new share capital	1.177	11	0	0	1.188
Profit for the period	0	0	0	(203)	(203)
EQUITY AS AT MARCH 31, 2008	**2.771**	**1 73**	**13 7**	**26 9**	**3.350**

* Restricted equity

	Group				
(NOK million)	Share capital	Share premium reserve	Reserve unrealised gains	Other equity	Total equity
EQUITY AS AT JANUARY 1, 2007	1.594	162	0	1. 273	3. 029
Profit for the period	0	0	0	67	67
Dividends paid	0	0	0	(218)	(218)
EQUITY AS AT MARCH 31, 2007	**1.594**	**162**	**0**	**1.122**	**2.878**
EQUITY AS AT JANUARY 1, 2008	1.594	162	0	906	2.662
Issuance of new share capital	1.177	11	0	0	1.188
Profit for the period	0	0	0	(192)	(192)
EQUITY AS AT MARCH 31, 2008	**2.771**	**1 73**	**0**	**71 4**	**3.658**

First quarter report 2007 15

Cash flow statement

Parent company 1st quarter 2008	Parent company 1st quarter 2007	Parent company The year 2007	(NOK million)	Group 1st quarter 2008	Group 1st quarter 2007	Group The year 2007
(282)	60	(320)	**Pre-tax operating profit/(loss)**	(266)	93	(210)
			Provided by operating activities:			
(4.540)	(5.480)	(34.112)	Disbursement on loans	(5.990)	(6.711)	(39.183)
1.096	1.009	5.626	Principal collected on loans	2.523	2.247	10.831
(49)	(24)	(152)	Accrual of contribution from the Norwegian government	(49)	(24)	(152)
38	26	26	Contribution paid by the Norwegian government	38	26	26
317	3	678	Unrealized losses (reversal of unrealized losses) on financial instruments at fair value	325	(8)	594
5	5	22	Depreciation	5	5	22
0		64	Income from investments in susidiary			
(39)	(22)	(79)	Taxes paid	(50)	(29)	(99)
			Changes in:			
(547)	(224)	(415)	Accrued interest receivable	(606)	(244)	(538)
(2.881)	394	(1.669)	Other receivables	(2.889)	410	(1.527)
1.441	605	(83)	Accrued expenses and other liabilities	1.446	605	(72)
(5.441)	**(3.648)**	**(30.414)**	**NET CASH FLOW FROM OPERATING ACTIVITIES**	**(5.513)**	**(3.630)**	**(30.308)**
(255)	(10.306)	(50.265)	Purchase of financial investments	(255)	(10.306)	(50.265)
7.790	5.822	19.036	Proceeds from sale or redemption of financial investments	7.790	5.822	19.036
(2)	(2)	(22)	Purchases of fixed assets	(2)	(2)	(23)
7.533	**(4.486)**	**(31.251)**	**NET CASH FLOW FROM INVESTING ACTIVITIES**	**7.533**	**(4.486)**	**(31.252)**
(271)	0	283	Change in debt to credit institutions	(271)	0	283
30.397	34.310	176.814	Proceeds from issuance of commercial paper debt	30.397	34.310	176.814
(25.056)	(37.308)	(150.586)	Repayments of commercial paper debt	(25.056)	(37.308)	(150.586)
15.071	21.214	80.681	Proceeds from issuance of bond debt	15.071	21.214	80.681
(18.737)	(9.641)	(44.763)	Principal payments on bond debt	(18.737)	(9.641)	(44.763)
1.177	0	0	Issuance of new share capital	1.177		
0	(218)	(218)	Dividends paid	0	(218)	(218)
2.581	**8.357**	**62.211**	**NET CASH FLOW FROM FINANCING ACTIVITIES**	**2.581**	**8.357**	**62.211**
(39)	(2)	(10)	Effect of exchange rates on cash and cash equivalents	(39)	(2)	(10)
4.634	221	536	NET CHANGE IN CASH AND CASH EQUIVALENTS	4.562	239	641
693	157	157	Cash and cash equivalents at beginning of period	833	192	192
5.327	**378**	**693**	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**5.395**	**431**	**833**

First quarter report 2007 16

Notes to the accounts

1. Accounting principles

Eksportfinans' first quarter consolidated accounts of 2008 have been prepared in accordance with International Financial Reporting Standards – (**IFRS**), in line with both IFRS as adopted by the European Union (**EU**) and IFRS as issued by the International Accounting Standards Board (**IASB**). The parent company accounts have been prepared in line with simplified IFRS, as regulated under the Norwegian Accounting Act. The interim accounts have been prepared in accordance with IAS 34, Interim Financial Reporting.

The consolidated financial statements include the accounts of Eksportfinans ASA and its wholly owned subsidiary Kommunekreditt Norge AS.

The accounting policies and methods of computation applied in the preparation of these interim financial statements are the same as in Eksportfinans' annual financial statements of 2007, as approved for issue by the Board of Directors on March 13, 2008. These policies have been consistently applied to all the periods presented.

2. Net gains/(losses) on trading portfolio and foreign currencies

Parent company				Group		
1st quarter		The year		1st quarter		The year
2008	2007	2007	(NOK million)	2008	2007	2007
0	1	2	Net realized gains/(losses) on trading portfolio	0	1	2
(706)	3	(592)	Net unrealized gains/(losses) on trading portfolio	(706)	3	(592)
(5)	(3)	2	Net realized and unrealized gains/(losses) on foreign currencies	(5)	(3)	2
(711)	1	(588)	Total	(711)	1	(588)

3. Net gains/(losses) on other financial instruments at fair value

Parent company				Group		
1st quarter		The year		1st quarter		The year
2008	2007	2007	(NOK million)	2008	2007	2007
0	7	23	Net realized gains/(losses)	0	7	23
25	(65)	(206)	Loans and receivables	18	(53)	(123)
(495)	(15)	(544)	Securities	(495)	(15)	(544)
(2.372)	109	(1.542)	Financial derivatives *)	(2.373)	107	(1.541)
1	0	4	Commercial paper debt	1	0	4
3.092	(30)	2.101	Bond debt	3.092	(30)	2.101
106	24	81	Subordinated debt and capital contribution securities	106	24	81
32	(29)	(1)	Other	32	(28)	(1)
389	(6)	(107)	Net unrealized gains/(losses)	381	5	(23)
389	1	(84)	TOTAL	381	12	0

*) The Portfolio Hedge Agreement entered into in march 2008, further described in the article on page 3 and 4 of this report, is included with a gain of NOK 678 million as of March 31, 2008.

4. Capital Adequacy

From January 1, 2008, capital adequacy is calculated in accordance with the new Basel II regulations in force from the Norwegian Banking, Insurance and Securities Commission. The company has adopted the standardized approach to capital requirements. For the company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.

First quarter report 2007 17

Risk-weighted assets and off-balance sheet items

Parent company			Group					
31.03.2008 [1]		(NOK million)	31.03.2008 [1]		31.03.2007 [2]		31.12.2007 [2]	
Book value	Risk-weighted value		Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
218.579	41.699	Total assets	218.908	40.789	177.951	36.014	218.720	39.921
	567	Off-balance sheet items		567		833		606
	493	Operational risk		716				
	62	Total currency risk		62		32		40
	42.821	Total risk-weighted value		42.134		36.879		40.567

The company's eligible regulatory capital

Parent company			Group					
31.03.2008 [1]		(NOK million and in percent of risk-weighted value)	31.03.2008 [1]		31.03.2007 [2]		31.12.2007 [2]	
3.005	7.0 %	Core capital 3)	3.413	8.1 %	3.262	8.8 %	2.540	6.3 %
1.250	2.9 %	Additional capital 4)	1.195	2.8 %	1.385	3.8 %	1.335	3.3 %
4.255	9.9 %	Total regulatory capital	4.608	10.9 %	4.647	12.6 %	3.875	9.6 %

1) In accordance with Basel II.
2) In accordance with Basel I.
3) Includes share capital, other equity, parts of capital contribution securities and deductions/additions.
4) Includes subordinated debt, the parts of capital contribution not included in core capital and deductic

5. Loans and receivables due from credit institutions

Parent company				Group		
31.03.08	31.03.07	31.12.07	(NOK million)	31.03.08	31.03.07	31.12.07
5.802	1.002	801	Bank deposits	5.870	1.055	941
(910)	(210)	(687)	Other claims on banks *)	(910)	(210)	(687)
21.471	19.134	22.051	Loans, nominal amount (also included in note 7)	26.194	22.100	26.773
69.336	59.709	67.903	Loans to Kommunekreditt Norge AS, nominal amount (also included in note 7)	-	-	-
322	282	270	Accrued interest and adjustment to fair value on loans	311	220	307
96.021	79.917	90.338	Total	31.465	23.165	27.334

*) Consists of net outstanding value of the hedge elements in agreements relating to loans acquired from banks. The value of the loans acquired and the hedge instruments under the agreements are both classified as "Loans and receivables due from credit institutions" in accordance with IFRS because not substantially all risk and rewards have been transferred.

6. Loans to customers

Parent company				Group		
31.03.08	31.03.07	31.12.07	(NOK million)	31.03.08	31.03.07	31.12.07
35.195	23.337	34.362	Loans due from customers, nominal amount (also included in note 7)	100.205	80.585	97.916
552	306	446	Accrued interest and adjustment to fair value on loans	1.049	631	861
35.747	23.643	34.808	Total	101.254	81.216	98.777

The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.

First quarter report 2007 18

7. Total loans

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

Parent company				Group		
31.03.08	31.03.07	31.12.07	(NOK million)	31.03.08	31.03.07	31.12.07
21.471	19.134	22.051	Loans due from non-group credit institutions	26.194	22.100	26.773
69.336	59.709	67.903	Loans due from Kommunekreditt Norge AS	-	-	-
90.807	78.843	89.954	Loans due from credit institutions	26.194	22.100	26.773
35.195	23.337	34.362	Loans due from customers	100.205	80.585	97.916
126.002	102.180	124.316	Total nominal amount	126.399	102.685	124.689
107.915	93.965	106.677	Commercial loans	108.312	94.470	107.050
18.087	8.215	17.639	Government-supported loans	18.087	8.215	17.639
126.002	102.180	124.316	Total nominal amount	126.399	102.685	124.689
11.930	8.108	10.757	Capital goods	11.930	8.108	10.757
18.989	9.449	19.570	Ships	18.989	9.449	19.570
25.679	24.842	26.017	Export-related and international activities *)	25.679	24.842	26.017
-	-	-	Loans to Norwegian local government sector	69.733	60.214	68.276
69.336	59.709	67.903	Loans to Kommunekreditt Norge AS	-	-	-
68	72	69	Loans to employees	68	72	69
126.002	102.180	124.316	Total nominal amount	126.399	102.685	124.689

*) Export-related and international activities consist of loans to the following categories of borrowers:

Parent company				Group		
31.03.08	31.03.07	31.12.07	(NOK million)	31.03.08	31.03.07	31.12.07
1.413	1.765	1.069	Oil and gas	1.413	1.765	1.069
4.025	4.059	3.980	Pulp and paper	4.025	4.059	3.980
26	28	26	Engineering and construction	26	28	26
53	266	213	Aluminum, chemicals and minerals	53	266	213
84	108	89	Aviation and shipping	84	108	89
-	171	166	Hydro electric power	-	171	166
2.768	3.309	2.994	Consumer goods	2.768	3.309	2.994
8.268	6.619	8.325	Banking and finance	8.268	6.619	8.325
4.979	4.367	5.136	Real estate management	4.979	4.367	5.136
4.026	4.060	3.981	IT and telecommunication	4.026	4.060	3.981
37	90	38	Other categories	37	90	38
25.679	24.842	26.017	Total nominal amount	25.679	24.842	26.017

8. Non-performing loans and loan losses

Parent company				Group		
31.03.08	31.03.07	31.12.07	(NOK thousands)	31.03.08	31.03.07	31.12.07
28.736	20.158	3.494	Interest and principal instalment 1-30 days past due	38.899	32.438	11.406
310.005	409.547	13.613	Not matured principal on loans with payments 1-30 days past due	2.180.377 *)	613.101	327.625
2.245	378	537	Interest and principal instalment 31-90 days past due	5.388	1.990	656
20.004	0	10.118	Not matured principal on loans with payments 31-90 days past due	132.292	113.115	12.382
5.291	1988	4359	Interest and principal instalment more than 90 days past due	7.183	1988	4359
29.657	22.806	16.093	Not matured principal on loans with payments more than 90 days past due	66.023	22.806	16.093
395.938	454.877	48.214	Total loans that are past due	2.430.162	785.438	372.521
395.938	454.877	48.214	Relevant collateral or guarantees received	2.430.162	785.438	372.521
0	0	0	Estimated impairments	0	0	0

*) The main portion of related interest and principal installments are paid as of the date of this report.
The Company considers all receivables to be secured in a satisfactory manner and no impairment charges have been made.

First quarter report 2007 19

9. Securities

Parent company				Group		
31.03.08	31.03.07	31.12.07	(NOK million)	31.03.08	31.03.07	31.12.07
27.421	27.488	29.380	Trading portfolio	27.421	27.488	29.380
40.973	38.083	50.753	Other securities at fair value through profit and loss	40.973	38.083	50.753
68.394	65.571	80.133	Total	68.394	65.571	80.133

10. Fixed assets and investment property

Parent company				Group		
31.03.08	31.03.07	31.12.07	(NOK million)	31.03.08	31.03.07	31.12.07
133	137	134	Buildings and land at own use	133	137	134
76	76	76	Investment property	76	76	76
209	213	210	Total building and land	209	213	210
10	8	10	Other fixed assets	11	9	12
219	221	220	Total	220	222	222

11. Other assets

Parent company				Group		
31.03.08	31.03.07	31.12.07	(NOK million)	31.03.08	31.03.07	31.12.07
233	94	227	Interim account 108-Agreement	233	94	227
4.718	318	1.860	Cash collateral	4.718	318	1.860
64	0	64	Dividends from group companies	0	0	0
221	0	300	Delayed payment, securities not delivered from our custodian	221	0	300
9	8	17	Other	10	10	17
5.245	420	2.468	Total	5.182	422	2.404

12. Borrowings through the issue of securities

Parent company				Group		
31.03.08	31.03.07	31.12.07	(NOK million)	31.03.08	31.03.07	31.12.07
35.817	2.894	31.089	Commercial paper debt	35.817	2.894	31.089
167.636	159.929	173.717	Bond debt	167.636	159.929	173.717
(1.267)	3.329	1.509	Accrued interest and adjustment to fair value on debt	(1.267)	3.329	1.509
202.186	166.152	206.315	Total	202.186	166.152	206.315

13. Other liabilities

Parent company				Group		
31.03.08	31.03.07	31.12.07	(NOK million)	31.03.08	31.03.07	31.12.07
289	32 5	29 9	Grants to mixed credits	289	325	29 9
726	916	1	Cash collateral	726	916	1
124	1 25		Delayed payment, securities not deliveres to our custodian	124	125	
77	24	49	Other short-term liabilities	77	25	60
1.216	1.390	349	Total	1.216	1.391	360

14. Segment information

The Group is divided into two business areas, export lending and municipal lending. The Group also has a treasury department, responsible for the Group's funding and the Group's liquidity portfolio, consisting of securities and deposits. The treasury department is considered to have a support function for the lending business areas, and is therefore divided between these in the segment reporting.

First quarter report 2007 20

(NOK millions)	Export lending			Municipal lending			Total group		
	1st quarter		Year end	1st quarter		Year end	1st quarter		Year end
	2008	2007	2007	2008	2007	2007	2008	2007	2007
Net interest income	78	63	297	62	64	264	140	127	561
Pre-tax operating profit/(loss)*	(62)	23	(30)	(204)	70	(180)	(266)	93	(210)
* of which net unrealized gains/(losses) on financial instruments	(99)	(17)	(237)	(226)	23	(378)	(325)	6	(615)
Segment assets	89 112	70 903	91 588	109 608	98 720	113 877	198 720	169 623	205 465
Unallocated assets							20 188	8 328	13 255
Total assets							**218 908**	**177 951**	**218 720**

Export lending and the treasury department are included in the parent company accounts of Eksportfinans ASA. Municipal lending is organized in a separate subsidiary, Kommunekreditt Norge AS, and funds its lending business through loans from the parent company. The profit or loss from the treasury department is included in the accounts of the parent company, although, the department is responsible for the funding and the liquidity management of the Group as a whole. Income and expenses related to treasury is therefore divided between the export lending and municipal lending business areas. This division is made based on volume.

As both export lending and the treasury department are accounted for in the parent company accounts, indirect income and expenses must be distributed between them, before treasury in its turn can be divided between export lending and municipal lending. The indirect expenses are distributed based on volume. Correspondingly, equity is distributed between them, and allocated so that export lending receives equity in a proportion of risk-weighted volume that corresponds to the proportion of Kommunekreditt Norge AS. The residual equity is allocated to treasury.

15. Material transactions with related parties

The Company's two largest shareholders are considered to be related parties.

(NOK millions)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees recieved 4)
Balance January 1, 2007	10.229	590	2.595	6.959
Change in the period	(348)	97	235	(38)
Balance March 31, 2007	9.881	687	2.830	6.921
Balance January 1, 2008	9.690	301	2.130	7.251
Change in the period	(720)	3.336	(262)	167
Balance March 31, 2008	8.970	3.637	1.868	7.418

All transactions with related parties are made on market terms.

1) The company acquires loans from banks. The loans are part of the company's ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.

First quarter report 2007 21